FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST, 2004

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

- Lund Gold Ltd. News Release Dated August 16, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

September 8, 2004

By:      “James G. Stewart”

 James G. Stewart

Its:        Secretary

(Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Vancouver,  B.C.  V6E 2E9

Phone:  (604) 331-8772

Fax:      (604) 331-8773

September 8, 2004

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

August 16, 2004

DRILLING BEGINS AT ALDEBARÁN PROPERTY IN BRAZIL

Lund Gold Ltd. (TSX-V: LGD) is pleased to report that drilling is underway at its Aldebarán Property in Brazil to test the bulk tonnage quartz stockwork /quartz vein geologic model identified by its recently completed I.P. geophysical survey.  Initial drilling will test various locations within this high resistivity / high chargeability target, including the area that returned Lund’s most favourable trenching results.  The balance of the program will test the other geologic models identified by the I.P. geophysical survey

The current drill program is based primarily on 54.5 kilometres of pole-dipole I.P. geophysical surveying completed by Fugro-Geomag of Rio de Janeiro during Lund’s last two phases of exploration at Aldebarán.  This work has outlined a number of excellent chargeability and resistivity features.  The I.P. surveying covered a 3-km by 4-km area within the central portion of the Aldebarán 30 square kilometre gold geochemical target.  Fugro-Geomag recommended drill hole sites to test three distinct geologic models indicated by the geophysical signatures observed.  These three models are iron oxide; epithermal; and bulk tonnage quartz stockwork /quartz vein hosted gold mineralization.  The quartz stockwork /quartz vein model, defined by high chargeability and high resistivity, covers an area of 800 metres by 1,200 metres which had previously returned trench sample results of 2.36 g/t gold from 5 samples along 5.2 metres and where a composite chip sample from an adjacent trench returned a value of 114.2 g/t gold over 1 metre.

Lund’s initial phase of drilling evaluation of the many targets at Aldebarán will be comprised of a minimum of 2,000 metres.  Lund and its joint venture partner, Goldmarca Ltd., have an exclusive option to jointly acquire up to a 100% interest in the Aldebarán Property.

Lund also reports that Dr. Abdullah Basodan has resigned as a director of Lund to concentrate on his other business interests.  Dr. Basodan became a director of Lund in 1998 and will remain as a consultant to Lund.  The Board and management of Lund would like to thank Dr. Basodan for his years of service.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN